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Writer’s Direct Contact 213/892-5251 HCohn@mofo.com

July 9, 2012

Via EDGAR Filing and Overnight Delivery

Michael McTiernan

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MVP REIT, Inc. (formerly known as MVP Monthly Income Realty Trust, Inc.)

Amendment No. 3 to the Registration Statement on Form S-11

Filed July 9, 2012

(File No. 333-180741)

Dear Mr. McTiernan:

On behalf of our client, MVP REIT, Inc. (the “Company”), we are transmitting for filing Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-11 (File No. 333-180741) (the “Registration Statement”). A courtesy copy will be provided that is marked to show changes from Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on June 13, 2012.

The Amendment is being filed to incorporate revisions to the Investment Company Act-related disclosures in response to additional comments from the Investment Management Division. See pages 24, 50-51 and 108 of the Amendment. The Investment Management Division has reviewed the changes and indicated that it has no further comment. The Amendment also discloses the possibility of engaging an additional selling agent for the offering of the shares. See pages 13, 77 and 166 of the Amendment.

In addition, the Amendment includes changes in response to additional comment letters received from several states, including (i) revisions to the investment suitability standards on pages (i), (ii), and 167 and the Subscription Agreement attached as Appendix A to the Amendment; (ii) additions to the summary risk factors on page 11; and (iii) revisions to the disclosures pertaining to advisor fees and other expenses on pages 17-20 and 79-82. The

Michael McTiernan

July 9, 2012

Page Two

changes to the Amendment are reflected in a marked proof being delivered concurrently herewith.

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Should you have any further questions or comments regarding the captioned filing, please direct them to me at (213) 892-5251 or Ben Chung at (213) 892-5562.

Very truly yours,

/s/ Hillel T. Cohn

Hillel T. Cohn

Enclosures

cc:	Erin E. Martin — Securities and Exchange Commission

Jorge Bonilla — Securities and Exchange Commission

Dan Gordon — Securities and Exchange Commission

Michael V. Shustek — MVP REIT, Inc.

Ira Levine, Esq. — Levine Garfinkel & Eckersley

Sharon A. Kroupa, Esq. – Venable LLP